Exhibit 21.1

Subsidiaries of the Registrant

North American Scientific, Inc., a California corporation
Theseus Imaging Corporation, a Delaware corporation
NOMOS Corporation, a Delaware corporation
ROCS Acquisition, Inc., a California corporation
NOMOS China USA, Inc., a Delaware corporation
NOMOS Netherlands B.V., a Netherlands corporation
NOMOS Germany GmbH, a German corporation